NO ACT

PE
2-2-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINAN



10011765

February 4, 2010

Mark G. English
Assistant General Counsel and
Assistant Secretary
Great Plains Energy Incorporated
P.O. Box 418679
Kansas City, MO 64141-9679

Received SEC
FEB 04 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-4-10

Re: Great Plains Energy Incorporated
Incoming letter dated February 2, 2010

Dear Mr. English:

This is in response to your letter dated February 2, 2010 concerning the shareholder proposal submitted to Great Plains by Oliver C. Gebhart. We also have received a letter from the proponent dated February 2, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Oliver C. Gebhart

*** FISMA & OMB Memorandum M-07-16 ***

February 4, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Great Plains Energy Incorporated
Incoming letter dated February 2, 2010

The proposal relates to energy feasibility.

To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Great Plains may exclude the proposal under rule 14a-8(e)(2) because Great Plains received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Great Plains omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Great Plains relies.

We note that Great Plains did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Great Plains' request that the 80-day requirement be waived.

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From:	CG Gebhart* FISMA & OMB Memorandum M-07-16 ***
Sent:	Tuesday, February 02, 2010 7:18 PM
To:	shareholderproposals
Subject:	FW: Extenuating Waiver for Annua Meeting March 24, 2010--FW: KCPL 2010 Annual Meeting SHAREHOLDER'S RESOLUTION
Attachments:	shareholder2010.rtf

From:** FISMA & OMB Memorandum M-07-16 ***
To: mark.english@kcpl.com; shareholdersproposal@sec.gov
Subject: Extenuating Waiver for Annua Meeting March 24, 2010--FW: KCPL 2010 Annual Meeting SHAREHOLDER'S RESOLUTION
Date: Tue, 2 Feb 2010 17:56:38 -0600

Mr. English;
This resolution speaks for itself in the interest of shareholders at large hardly that the proposal is tailored to provide a particular benefit to one person or not shared by the other shareholders at large. Who else can person speak for if not for himself and had the location specifically in the proposal been checked it would have been seen to belong to Mr. Lloyd Matthews, *** FISMA & OMB Memorandum M-07-16 *** We were simply facilitating the use of the existing KCPL easements that exist close to his location. These counterproductive "pickett-fences and hedgerows" erected preventing legitimate shareholder value resolutions, seem anything other than of productive management for the Annual Meeting proxies and how many times have we been down this very same obstruction several Annual Meetings in a row while trying to rectify the last damages done by the easements of the KCPL transmission lines on the stack of leases held by the farmers' crop being run-down by the Transmission Department (cf: Mr. Richard Albertson, KCPL Transmission Line Dpt.) on October 15, 2009 at about 1:30 P.M. CST.\
A copy of these poor applications of S.E.C. regulations and on this subject is being forwarded requesting extenuating waiver to shareholdersproposal@sec.gov.
Mr. Gebhart

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Gebhart:

You were copied on an email sent today to the Securities and Exchange Commission, attaching a letter seeking to exclude your proposal from the Company's proxy statement. Attached to this email is a letter informing you that the Company will not present your proposal at the annual meeting because (a) our transfer agent records do not show you to be a shareholder of record; and (b) your proposal is tailored to provide a particular benefit to you that is not shared by the other shareholders at large. Copies of both of these letters have been mailed to you as well.

Mark G. English
Assistant General Counsel and
Assistant Secretary

Great Plains Energy
1200 Main St.
Kansas City, MO 64105
(816) 556-2608
(816) 556- 2992 (fax)

From: CG Gebhart *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, February 02, 2010 11:15 AM
To: Schatz Victoria; English Mark
Subject: KCPL 2010 Annual Meeting SHAREHOLDER'S RESOLUTION

Dear Madam;
Please find inclosed the March 2010, Shareholder's Resolution for inclusion at the GXP Annual Meeting.
Mr. Gebhart

GREAT PLAINS ENERGY (KCPL)

SHAREHOLDER'S RESOLUTION

TO: MARK ENGLISH, KCPL, P.O. Box 418679, K.C., MO 64141-9679 1 February 2010

FROM: O.C. GEBHART, *** FISMA & OMB Memorandum M-07-16 ***

SUBJECT: NUCLEAR ENERGY AND WIND ENERGY FEASIBILITY KCPL PROJECT

Let it be so resolved at the Great Plains Energy Annual Meeting (KCPL) the following:

WHEREAS as landowner, KCPL shareholder, and U.S. citizen the need for alternative energy development is currently of paramount contemporaneous concern. We ask that KCPL look into the feasibility of nuclear energy and/or wind energy in the vicinity of Forest City, MO.

WHEREAS current KCPL easements cross the location sought in this Shareholder's Resolution for review and are held by the principals we are suggesting the Section #33 T. 60 N. Range 38 W. location is suitable for KCPL nuclear energy synergistic with wind energy supplements, a back-up watershed reservoir, and connection to the KCPL powerline grid easements currently on site.

WHEREAS the Section #33 T. 60 N. Range 38 W. is at the terminal end of a 16,000 - 17,000 acre watershed in Northwest Missouri, the existing underlying aquifer and back-up reservoir all make a conducive prospect for nuclear energy Nuclear Regulatory Commission (NRC) application within the proximate existing KCPL transmission lines. This site is along Missouri Highway Route T, the BurlingtonNorthern Sante Fe line, and adjacent to the incorporated city limits of Forest City, Missouri 64451.

WHEREAS the January 27, 2010, State of the Union address pointed to the need of more energy independence in the form of nuclear and wind energies, adding these nuclear and wind energy prospects to the Shareholders' interest in KCPL would go a long way in adding shareholder value with a depth of redundancy generating capacity reducing the system-wide power outages like existed during Christmas 2009, left by Aquila infrastructure inadequacies in this area of the Great Northwest Missouri.

Submitted this 1st day of February 2010, in accordance with S.E.C. shareholder compliance requirements for March Annual Shareholder's Meetings.

____

Oliver C. Gebhart

*** FISMA & OMB Memorandum M-07-16 ***



GREAT PLAINS ENERGY

1934 Act, Section 14(a)
Rules 14a-8(e)(2) and 14a-8(i)(4)

February 2, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Oliver C. Gebhart

Ladies and Gentlemen:

This letter is to inform you that Great Plains Energy Incorporated (the "Company" or "Great Plains") intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a proposal (the "Proposal") submitted by Oliver C. Gebhart (, the "Proponent"). The February 2, 2010 email and the attached document setting forth such Proposal (the "Proposal Letter") is attached hereto as Exhibit A-1.

We hereby notify the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the Proposal from its 2010 Proxy Materials, and we respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal is excludable because, among other things: (a) the Proponent failed to submit the Proposal prior to the deadline set forth in Rule 14a-8(e); and (b) the Proposal is designed to result in a benefit to the Proponent, or to further a personal interest, which is not shared by the other shareholders at large and therefore may be excluded from the 2010 Proxy Materials in accordance with Rule 14a-8(i)(4). For avoidance of confusion, the capitalized term "Rule" refers to a rule under Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

It is not clear whether the Proponent requested inclusion of the Proposal in the Company's 2010 Proxy Materials. The Proponent did not explicitly request the Proposal to be included in the 2010 Proxy Materials. However, the Company submits this letter because the Proponent's submission arguably could be construed as a request to include the Proposal in the 2010 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, on behalf of the Company, the undersigned hereby submits this letter and its attachments to the Commission via e-mail to shareholderproposals@sec.gov and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). In addition, in accordance with Rule 14a-8(j), we have concurrently sent a copy of this letter to the Proponent, informing the Proponent of our intention to exclude the Proposal from the 2010 Proxy Materials.

I. The Proposal

The Proposal is as follows:

"WHEREAS as landowner, KCPL shareholder, and U.S. citizen the need for alternative energy development is currently of paramount contemporaneous concern. We ask that KCPL look into the feasibility of nuclear energy and/or wind energy in the vicinity of Forest City, MO.

WHEREAS current KCPL easements cross the location sought in this Shareholder's Resolution for review and are held by the principals we are suggesting the Section #33 T. 60 N. Range 38 W. location is suitable for KCPL nuclear energy synergistic with wind energy supplements, a back-up watershed reservoir, and connection to the KCPL powerline grid easements currently on site.

WHEREAS the Section #33 T. 60 N. Range 38 W. is at the terminal end of a 16,000 - 17,000 acre watershed in Northwest Missouri, the existing underlying aquifer and back-up reservoir all make a conducive prospect for nuclear energy Nuclear Regulatory Commission (NRC) application within the proximate existing KCPL transmission lines. This site is along Missouri Highway Route T, the BurlingtonNorthern Sante Fe line, and adjacent to the incorporated city limits of Forest City, Missouri 64451.

WHEREAS the January 27, 2010, State of the Union address pointed to the need of more energy independence in the form of nuclear and wind energies, adding these nuclear and wind energy prospects to the Shareholders' interest in KCPL would go a long way in adding shareholder value with a depth of redundancy generating capacity reducing the system-wide power outages like existed during Christmas 2009, left by Aquila infrastructure inadequacies in this area of the Great Northwest Missouri."

II. Reasons for Excluding the Proposal

Great Plains believes that the Proposal may properly be excluded from its 2010 Proxy Materials because (i) the Proponent did not timely submit the Proposal as required by Rule 14a-8(e), and (ii) the Proposal is designed to result in a benefit to the Proponent, or to further a personal interest, which is not shared by the other shareholders at large and therefore may be excluded from the 2010 Proxy Materials in accordance with Rule 14a-8(i)(4).

A. The Proponent Did Not Timely Submit the Proposal.

Rule 14a-8(e)(2) requires proponents to submit proposals not less than 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company's 2009 annual meeting was held on May 5, 2009, and its 2009 proxy statement was first mailed to shareholders on March 25, 2009; the Company's 2010 annual meeting will be held on May 4, 2010. Thus, the Proponent was required to submit the Proposal not less than 120 calendar days before March 25, which was November 25, 2009. This requirement, including the specific date, was described in the section "*How can I submit a proposal to be included in next year's proxy statement?*" on page 3 of the Company's 2009 proxy statement.

The Proposal was first received by the Company via an email on February 2, 2010, more than two months after the November 25, 2009, deadline. The Staff has strictly construed the Rule 14a-8(e)(2) deadline and consistently concurred with the exclusion of shareholder proposals pursuant to Rule 14a-8(e)(2) on the basis that such proposals were not timely submitted, even if those proposals were received only a few days after the deadline. See, e.g., Alcoa Inc. (January 12, 2009) (proposal received four days after the deadline); City National Corp. (January 17, 2008) (proposal received one day after the deadline); Dominion Resources Inc. (March 2, 2005) (proposal received two months after the deadline); and Actuant Corporation (November 26, 2003) (proposal received three months after the deadline).

Because the failure to timely submit a shareholder proposal is a deficiency that cannot be remedied, the Company did not provide the Proponent with the 14-day notice and opportunity to cure under Rule 14a-8(f)(1). Rule 14a-8(f)(1) states in part, "A company need not provide [the proponent] such notice of a deficiency if the deficiency cannot be remedied, such as if [the proponent] fail[s] to submit a proposal by the company's properly determined deadline." The Company was not required to send a notice of deficiency to the Proponent under Rule 14a-8(f)(1) for the Proposal to be excluded under Rule 14a-8(e)(2).

II. B. The Proposal is Tailored to Further a Personal Interest.

Rule 14a-8(i)(4) provides that a company may omit a proposal if it is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large. The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." *Exchange Act Release 34-20091* (August 16, 1983).

The Company believes the Proposal should be excluded because it is believed to call for the development of nuclear and/or wind generating facilities on or near land owned by the Proponent, in violation of Rule 14a-8(i)(4). The Company notes that the Proposal is similar to a prior shareholder's proposal submitted by Proponent in 2007, and references the same land (Great Plains Energy Incorporated (December 12, 2007)). The Proposal is therefore designed to further a personal interest of the Proponent, which other stockholders of the Company at large do not share. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(4).

III. Conclusion

Based on the foregoing, the Company requests that the Staff not recommend any enforcement action if the Proposal is excluded from the 2010 Proxy Materials. As described above, the Proponent first emailed the Proposal to the Company on February 2, 2010. The deadline for submission of the Proposal, as determined under Rule 14a-8(e)(2) and disclosed in our 2009 Proxy Statement, was November 25, 2009, prior to the Company's receipt of the Proposal.

The Company hereby respectfully requests a waiver of the Rule 14a-8(j) requirement that a company must file its reasons for exclusion of a proposal no later than 80 days before it files its definitive proxy statement. Because the Company did not receive the Proposal until after the 80-day deadline had already passed, it was not possible for the Company to file its reasons for exclusion prior to such deadline.

I would very much appreciate a response from the Staff on this no-action request as soon as practicable, so that the Company can meet its printing and mailing schedule for its May 4, 2010 Annual Meeting of Shareholders. The Company presently expects to commence mailing its 2010 Proxy Materials on or about March 24, 2010. If you have any questions or require additional information concerning this matter, please call me at (816) 556-2608.

Very truly yours,



Mark G. English
Assistant General Counsel and
Assistant Secretary

Enclosures

cc: Oliver C. Gebhart (w/encl.)

Exhibit A-1.

English Mark

From: *** FISMA & OMB Memorandum M-07-16 ***

Sent: Tuesday, February 02, 2010 11:15 AM

To: Schatz Victoria; English Mark

Subject: KCPL 2010 Annual Meeting SHAREHOLDER'S RESOLUTION

Attachments: shareholder2010.rtf

Dear Madam;
Please find inclosed the March 2010, Shareholder's Resolution for inclusion at the GXP Annual Meeting.
Mr. Gebhart

GREAT PLAINS ENERGY (KCPL)

SHAREHOLDER'S RESOLUTION

TO: MARK ENGLISH, KCPL, P.O. Box 418679, K.C., MO 64141-9679 1 February 2010

FROM: O.C. GEBHART, *** FISMA & OMB Memorandum M-07-16 ***

SUBJECT: NUCLEAR ENERGY AND WIND ENERGY FEASIBILITY KCPL PROJECT

Let it be so resolved at the Great Plains Energy Annual Meeting (KCPL) the following:

WHEREAS as landowner, KCPL shareholder, and U.S. citizen the need for alternative energy development is currently of paramount contemporaneous concern. We ask that KCPL look into the feasibility of nuclear energy and/or wind energy in the vicinity of Forest City, MO.

WHEREAS current KCPL easements cross the location sought in this Shareholder's Resolution for review and are held by the principals we are suggesting the Section #33 T. 60 N. Range 38 W. location is suitable for KCPL nuclear energy synergistic with wind energy supplements, a back-up watershed reservoir, and connection to the KCPL powerline grid easements currently on site.

WHEREAS the Section #33 T. 60 N. Range 38 W. is at the terminal end of a 16,000 - 17,000 acre watershed in Northwest Missouri, the existing underlying aquifer and back-up reservoir all make a conducive prospect for nuclear energy Nuclear Regulatory Commission (NRC) application within the proximate existing KCPL transmission lines. This site is along Missouri Highway Route T, the BurlingtonNorthern Sante Fe line, and adjacent to the incorporated city limits of Forest City, Missouri 64451.

WHEREAS the January 27, 2010, State of the Union address pointed to the need of more energy independence in the form of nuclear and wind energies, adding these nuclear and wind energy prospects to the Shareholders' interest in KCPL would go a long way in adding shareholder value with a depth of redundancy generating capacity reducing the system-wide power outages like existed during Christmas 2009, left by Aquila infrastructure inadequacies in this area of the Great Northwest Missouri.

Submitted this 1st day of February 2010, in accordance with S.E.C. shareholder compliance requirements for March Annual Shareholder's Meetings.

____

Oliver C. Gebhart

*** FISMA & OMB Memorandum M-07-16 ***